4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure Commences Trading on American Stock Exchange

Hosts Luncheon Presentation for New York Investment Community

NEW YORK, New York/ WINNIPEG, Manitoba – (February 17, 2004). Medicure Inc. (TSX: MPH, Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that the common shares of the Company began trading today on the American Stock Exchange® (Amex®), under the ticker symbol MCU.

As part of the day’s events, Medicure hosted a luncheon presentation at the Waldorf=Astoria Hotel for 100 people from the New York financial and business communities. The event featured presentations on the Company and a review of ongoing clinical trials and future initiatives. The presentation was attended by biotech analysts, retail brokers, portfolio managers, investment bankers and private investors.

“Today was a very important day in the history of our Company,” stated Albert D. Friesen, Ph.D., Medicure’s President and Chief Executive Officer. “We were delighted at the level of interest and support that we received at today’s presentation.

“This United States listing gives Medicure increased visibility in the American marketplace and makes the Company significantly more accessible to U.S. investors,” he added.

In conjunction with the listing, Medicure selected Kellogg Capital Group as its specialist.

Medicure also announced today that it has engaged the services of Barry Kaplan Associates to assist the Company in its investor relations initiatives in the United States.

The Company’s common shares can now be traded on either the Toronto Stock Exchange® or the American Stock Exchange®.

About The American Stock Exchange
The American Stock Exchange® (Amex®) is the only primary exchange that offers trading across a full range of equities, options and exchange traded funds (ETFs), including structured products and HOLDRSSM. In addition to its role as a national equities market, the Amex is the pioneer of the ETF, responsible for bringing the first domestic product to market in 1993. Leading the industry in ETF listings, the Amex lists 124 ETFs. The Amex is also one of the largest options exchanges in the U.S., trading options on broad-based and sector indexes as well as domestic and foreign stocks. For more information, please visit www.amex.com.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecules, anti-ischemics and anti-thrombotics, leading towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com